 ex991.htm
Exhibit 99.1

Press Release
FOR IMMEDIATE RELEASE

LABOPHARM ANNOUNCES INTENTION TO DRAW DOWN $1 MILLION ON STANDBY EQUITY DISTRIBUTION AGREEMENT

LAVAL, Québec ( December 21 , 2009) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced it has provided YA Global Master SPV Ltd. with notice of its intention to draw down $1 million under its previously announced standby equity distribution agreement (SEDA).  (All currency figures are in Canadian dollars.)

In accordance with the terms of the SEDA, the common shares to be issued to YA under the drawdown will be priced at a discount of up to 5% to the daily volume weighted average price over the ten consecutive trading days following Labopharm's notice of its intention to draw down on the SEDA.  The drawdown and issuance of shares is subject to a minimum share price of $2.00 per share, below which price Labopharm will not be issuing shares pursuant to the drawdown notice.  Based on the minimum share price, the maximum number of shares to be issued under this drawdown is 500,000.

On December 14, 2009, Labopharm filed a final short form base shelf prospectus and a registration statement with securities authorities in Canada and the United States, respectively. Copies of the final short form base shelf prospectus and the registration statement are available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) or may be obtained upon request to the Labopharm contact mentioned below.  In connection with the drawdown, Labopharm will also file immediately following the ten-day pricing period a prospectus supplement to its short-form base shelf prospectus and registration statement to qualify the shares to be issued to YA under the drawdown notice.

About Labopharm's Standby Equity Distribution Agreement (SEDA)

On November 25, 2009, Labopharm entered into a standby equity distribution agreement (SEDA) with YA Global Master SPV Ltd., a fund managed by Yorkville Advisors, LLC.  Under the agreement, YA has committed to provide up to $25 million of capital during the next three years, at Labopharm's discretion, through the purchase of newly issued Labopharm common shares.  The maximum number of shares that the Company can issue under the agreement is limited to the lower of 11,426,533 common shares and 19.9% of the common shares issued and outstanding at any given time.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, the United Kingdom, major European markets and Australia. The Company's second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review in the U.S. and Canada and the Company has initiated the European regulatory approval process for its third product, a twice-daily formulation of tramadol-acetaminophen.  Labopharm also has a pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved.  Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. Except as required by law, the Company undertakes no obligation and does not intend to update these forward-looking statements.

For more information, please contact:

At Labopharm Mark D'Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com